# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Icon Energy Corp, CIK 0001995574
CUSIP: Y4001C206
Title of class of securities: Common Shares, $0.001 par value per share
Address of issuer's principal executive offices: c/o Pavimar Shipping Co. 17th km, National Road Athens-Lamia & Foinikos St, Athens, Greece (J3), 14564
Date of event which requires filing of this statement: 06/30/2025
Filed by CIK 0002044902
Persons authorized to receive notices and communications: Atlantis Holding Corp., c/o Pavimar Shipping Co., 17th km National Road, Athens, Greece (J3), 14564, 30 211 88 81 300

## Reporting persons
- Atlantis Holding Corp. /RMI/ (CIK 0002044902): type of reporting person: corporation (CO); citizenship or place of organization: Marshall Islands (1T); source of funds: other (OO); sole voting power 0; shared voting power 7,685,546; sole dispositive power 0; shared dispositive power 7,685,546; aggregate amount beneficially owned 7,685,546 (77.9% of the class)
  Comment: Note to Rows 8, 9, 10 and 11:
  This amount includes (i) 5,000 Common Shares, $0.001 par value per share ("Common Shares") of Icon Energy Corp. (the "Issuer") and (ii) 7,680,546 Common Shares that may be deemed to be beneficially owned by the Reporting Person as of the date hereof, issuable upon the hypothetical conversion of 17,249 Series A Cumulative Convertible Perpetual Preferred Shares ("Series A Preferred Shares") of the Issuer owned by the Reporting Person. All Series A Preferred Shares (but not a portion) are convertible to Common Shares commencing July 16, 2025 and until July 15, 2032. See Item 3 for a description of the terms of the Series A Preferred Shares.
  
  Note to Row 13:
  Calculated pursuant to Rule 13d-3(d)(1)(i) based on (i) the 2,185,230 Common Shares outstanding as of April 24, 2025, as reported in the Issuer's Annual Report on Form 20-F for the fiscal year ended December 31, 2024, and the 7,680,546 Common Shares issuable upon the hypothetical conversion of 17,249 Series A Preferred Shares owned by the Reporting Person as of the date hereof.
- Ismini Panagiotidi: type of reporting person: individual (IN); citizenship or place of organization: Greece (J3); source of funds: other (OO); sole voting power 0; shared voting power 7,685,546; sole dispositive power 0; shared dispositive power 7,685,546; aggregate amount beneficially owned 7,685,546 (77.9% of the class)
  Comment: Note to Rows 8, 9, 10 and 11:
  This amount includes (i) 5,000 Common Shares, $0.001 par value per share ("Common Shares") of Icon Energy Corp. (the "Issuer") and (ii) 7,680,546 Common Shares that may be deemed to be beneficially owned by the Reporting Person as of the date hereof, issuable upon the hypothetical conversion of 17,249 Series A Cumulative Convertible Perpetual Preferred Shares ("Series A Preferred Shares") of the Issuer owned by the Reporting Person. All Series A Preferred Shares (but not a portion) are convertible to Common Shares commencing July 16, 2025 and until July 15, 2032. See Item 3 for a description of the terms of the Series A Preferred Shares.
  
  Note to Row 13:
  Calculated pursuant to Rule 13d-3(d)(1)(i) based on (i) the 2,185,230 Common Shares outstanding as of April 24, 2025, as reported in the Issuer's Annual Report on Form 20-F for the fiscal year ended December 31, 2024, and the 7,680,546 Common Shares issuable upon the hypothetical conversion of 17,249 Series A Preferred Shares owned by the Reporting Person as of the date hereof.

## Item 1. Security and Issuer
Title of class of securities: Common Shares, $0.001 par value per share
Name of issuer: Icon Energy Corp
Address of issuer's principal executive offices: c/o Pavimar Shipping Co. 17th km, National Road Athens-Lamia & Foinikos St, Athens, Greece (J3), 14564
Comment: This statement on Schedule 13D (this "Statement") relates to the Common Shares, par value $0.001 per share ("Common Shares") of Icon Energy Corp. (the "Issuer") beneficially owned by the Reporting Persons.

## Item 2. Identity and Background
Name of person filing:
Atlantis Holding Corp.
Ismini Panagiotidi
Residence or business address:
Atlantis Holding Corp., c/o Pavimar Shipping Co., 17th km National Road Athens-Lamia & Foinikos Str., 14564 Nea Kifissia, Athens, Greece

Ismini Panagiotidi, c/o Pavimar Shipping Co., 17th km National Road Athens-Lamia & Foinikos Str., 14564 Nea Kifissia, Athens, Greece
Present principal occupation or employment: Ismini Panagiotidi is the Issuer's Chairwoman and Chief Executive Officer, and beneficially owns and controls Pavimar, a ship-management group providing technical, commercial and business management services for oceangoing vessels, including but not limited to the ones owned by the Issuer and its subsidiaries. She also beneficially owns and controls other oceangoing vessels and participates in other business activities not associated with the Issuer.
Criminal convictions in the last five years: To the best of their knowledge, during the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors)
Civil proceedings (securities laws) in the last five years: To the best of their knowledge, during the last five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws
Citizenship:
Atlantis Holding Corp. - Republic of the Marshall Islands
Ismini Panagiotidi - Greece

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The Reporting Persons became beneficial owners of the Common Shares held directly pursuant to an exchange agreement dated June 11, 2024 ("Exchange Agreement"), whereby the Issuer acquired all of the outstanding share capital of Maui Shipping Co. ("Maui") in exchange for 15,000 Series A Cumulative Convertible Perpetual Preferred Shares ("Series A Preferred Shares"), 1,500,000 Series B Perpetual Preferred Shares, and 5,000 Common Shares of the Issuer. At the time, Maui wholly owned Positano Marine Inc., which in turn owns the M/V Alfa, a Panamax dry bulk vessel. As part of the exchange, the Reporting Persons forfeited the Common Shares beneficially owned by them immediately prior to the exchange.

As of the date hereof, the Reporting Persons are the beneficial owners of 7,680,546 shares of Common Stock underlying the 17,249 Series A Preferred Shares of the Issuer owned by the Reporting Person. 15,000 of such Series A Preferred Shares were acquired by Atlantis Holding Corp. ("Atlantis") on June 11, 2024, pursuant to the Exchange Agreement, and 2,249 of such Series A Preferred Shares were acquired by Atlantis on June 30, 2025, as a result of the Issuer's election to pay the dividend due on such Series A Preferred Shares in kind.

Each holder of Series A Preferred Shares has the right, subject to certain conditions, at any time commencing on July 16, 2025 and until July 15, 2032, to convert all (but not a portion), of the Series A Preferred Shares beneficially held by such holder into Common Shares at the conversion rate then in effect. Each Series A Preferred Share is convertible into the number of our Common Shares equal to the quotient of the aggregate stated amount of the Series A Preferred Shares converted plus any accrued and unpaid dividends divided by the lower of (i) $240 per Common Share and (ii) the volume-weighted average price of our Common Shares over the five consecutive trading day period expiring on the trading day immediately prior to the date of delivery of written notice of the conversion.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons hold and acquired the Common Shares described herein for investment purposes.

Other than as set forth in this Statement, the Reporting Persons do not have any present plans or proposals which relate to or would result in: (i) any acquisition by any person of additional securities of the Issuer, or any disposition of securities of the Issuer; (ii) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) any sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the board or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer's business or corporate structure; (vii) any change in the Issuer's charter or bylaws or other actions which may impede the acquisition of control of the Issuer by any person; (viii) any delisting from a national securities exchange or any loss of authorization for quotation in an inter-dealer quotation system of a registered national securities association of a class of securities of the Issuer; (ix) any termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, of a class of equity securities of the Issuer; or (x) any action similar to any of those enumerated above.

Ms. Ismini Panagiotidi is the Chairwoman and Chief Executive Officer of the Issuer. As a result, Mr. Panagiotidi regularly has discussions with members of Issuer management, board members of the Issuer, and stockholders of the Issuer, which discussions from time to time relate to management, governance and board composition, the Issuer's operations and financial condition or strategic transactions.

Notwithstanding the foregoing, the Reporting Persons may determine to change their intentions with respect to the Issuer at any time in the future.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The Reporting Persons each beneficially own 7,685,546 Common Shares, representing 77.9% of the outstanding Common Shares. This amount includes (i) 5,000 Common Shares and (ii) 7,680,546 Common Shares that may be deemed to be beneficially owned by the Reporting Persons as of the date hereof, issuable upon the hypothetical conversion of 17,249 Series A Preferred Shares. All Series A Preferred Shares (but not a portion) are convertible to Common Shares commencing July 16, 2025 and until July 15, 2032. See Item 3 for a description of the terms of the Series A Preferred Shares.
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Persons share beneficial ownership over all of the Common Shares reported herein.
Transactions in the class effected during the past sixty days: Other than as described in this Statement, the Reporting Persons did not effect any transactions in the Common Shares during the past sixty days.
Other persons with the right to receive dividends or sale proceeds: Not applicable
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Not applicable

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.1 - Joint Filing Agreement

## Signatures
- Atlantis Holding Corp. /RMI/: /s/ Ismini Panagiotidi, Ismini Panagiotidi / President and Sole Director (07/08/2025)
- Ismini Panagiotidi: /s/ Ismini Panagiotidi, Ismini Panagiotidi (07/08/2025)